                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K



             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
                 AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
             EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended September 30, 1996

                         Commission file number: 1-12238

             Mental Health Management, Inc. Employees' Savings Plan


                               MHM Services, Inc.
                      8000 Towers Crescent Drive, Suite 800
                             Vienna, Virginia 22182

MENTAL HEALTH MANAGEMENT, INC. EMPLOYEES' SAVINGS PLAN

SEPTEMBER 30, 1996 AND 1995

INDEX


Independent Auditors' Report

FINANCIAL STATEMENTS:

     Statement of Net Assets Available for Plan Benefits as of September 30, 1996 and 1995

     Statements of Changes in Net Assets Available for Plan Benefits for the years ended September 30, 1996, 1995 and 1994

NOTES TO FINANCIAL STATEMENTS

SCHEDULE I - ITEM 27a

     Schedule of Assets Held for Investment Purposes as of September 30, 1996

SCHEDULE II - ITEM 27d

     Schedule of Reportable Transactions for the year ended September 30, 1996

SIGNATURE

EXHIBIT __

     Consent of Independent Auditors-KPMG Peat Marwick LLP
     Consent of Independent Auditors-Deloitte & Touche LLP

INDEPENDENT AUDITORS' REPORT


To the Trustees and Participants of the Mental Health
     Management, Inc. Employees' Savings Plan:


We have audited the accompanying statement of net assets available for plan benefits of the Mental Health Management, Inc. Employees' Savings Plan (the "Plan") as of September 30, 1996, and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The accompanying financial statements of the Plan as of September 30, 1995 and 1994, were audited by other auditors whose report thereon dated April 13, 1996, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 1996 financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of September 30, 1996 and the changes in net assets available for plan benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the foregoing table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The 1996 Fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McLean, Virginia
June 27, 1997


                                                        KPMG Peat Marwick, LLP

INDEPENDENT AUDITORS' REPORT


To the Trustees and Participants of the
  Mental Health Management, Inc. Employees' Savings Plan:

We have audited the accompanying statement of net assets available for plan benefits of the Mental Health Management, Inc. Employees' Savings Plan (the "Plan") as of September 30, 1995, and the related statements of changes in net assets available for plan benefits for each of the two years in the period then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly in all material respects, the net assets available for plan benefits of the Mental Health Management, Inc. Employees' Savings Plan as of September 30, 1995, and the related statements of changes in net assets available for plan benefits for each of the two years in the period then ended in conformity with generally accepted accounting principles.




/s/ DELOITTE & TOUCHE LLP
    ---------------------
    DELOITTE & TOUCHE LLP

Philadelphia, Pennsylvania
April 13, 1996

MENTAL HEALTH MANAGEMENT, INC. EMPLOYEES' SAVINGS  PLAN

Statement of Net Assets Available for Plan Benefits

September 30, 1996

===================================================================================================================

                                                                Supplemental Information by Fund
                                            -----------------------------------------------------------------------
                                               Large          Large         Small                      Intermediate
                                             Cap. Value    Cap. Growth   Cap. Growth   International      Fixed
Assets                                         Equity         Equity        Equity         Equity         Income
-------------------------------------------------------------------------------------------------------------------

Investments-at fair value                   $   371,834      275,488       442,430        141,842        126,218
Participant loans                                     -            -             -              -              -
Employer contributions receivable                     -            -             -              -              -
Other receivables (payables)                          -            -             -              -          (629)
-------------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits      $   371,834      275,488       442,430        141,842        125,589
===================================================================================================================

===================================================================================================

                                                        Supplemental Information by Fund
                                            -------------------------------------------------------
                                                             MHM       MEDIQ
                                                Stable     Common     Common      Loan
Assets                                          Value      Stock      Stock       Fund       Total
---------------------------------------------------------------------------------------------------

Investments-at fair value                      134,976     35,369     91,709          -   1,619,866
Participant loans                                    -          -          -     58,575      58,575
Employer contributions receivable                    -      9,798          -          -       9,798
Other receivables (payables)                   (1,182)         86        (6)          -     (1,731)
---------------------------------------------------------------------------------------------------

Net assets available for plan benefits         133,794     45,253     91,703     58,575   1,686,508
===================================================================================================

See accompanying notes to financial statements.

MENTAL HEALTH MANAGEMENT, INC. EMPLOYEES' SAVINGS PLAN

Statement of Net Assets Available for Plan Benefits

September 30, 1995


====================================================================================================================

                                                                 Supplemental Information by Fund
                                              ----------------------------------------------------------------------
                                                 Large         Large         Small                      Intermediate
                                               Cap. Value   Cap. Growth   Cap. Growth   International      Fixed
Assets                                           Equity        Equity        Equity         Equity         Income
--------------------------------------------------------------------------------------------------------------------

Investments-at fair value                     $   431,031     355,937       402,673        184,461        153,638
Participant loans                                       -           -             -              -              -
Employee contributions receivable                     384         414           572            550            463
Employer contributions receivable                       -           -             -              -              -
Other receivables                                      20          12             4              4             21
Receivable (payable) from other funds               1,832       4,199         8,736            703          1,605
--------------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits        $   433,267     360,562       411,985        185,718        155,727
====================================================================================================================

===================================================================================================

                                                      Supplemental Information by Fund
                                              -----------------------------------------------------
                                                             MHM       MEDIQ
                                                Stable     Common      Common     Loan
Assets                                          Value       Stock      Stock      Fund       Total
---------------------------------------------------------------------------------------------------

Investments-at fair value                      204,089    163,495     196,306         -   2,091,630
Participant loans                                    -          -           -    64,242      64,242
Employee contributions receivable                  474         21           -         -       2,878
Employer contributions receivable               20,096          -           -         -      20,096
Other receivables                                   25          -           -         -          86
Receivable (payable) from other funds         (32,043)     12,706       2,262         -           -
---------------------------------------------------------------------------------------------------

Net assets available for plan benefits         192,641    176,222     198,568    64,242   2,178,932
===================================================================================================

See accompanying notes to financial statements.

MENTAL HEALTH MANAGEMENT, INC. EMPLOYEES' SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended September 30, 1996

=================================================================================================================================

                                                                              Supplemental Information by Fund
                                                           ----------------------------------------------------------------------

                                                              Large         Large         Small                      Intermediate
                                                            Cap. Value   Cap. Growth   Cap. Growth   International      Fixed
                                                              Equity       Equity         Equity         Equity         Income
---------------------------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits, October 1, 1995    $   433,267      360,562       411,985        185,718        155,727

Additions:
       Employee contributions                                   66,842       72,511       106,125         31,623         52,458
       Employer contributions                                        -            -             -              -              -
       Investment income                                        13,975       16,405        61,099          7,724         10,734
       Net realized/unrealized gains (losses)                   42,746       32,660        23,436          1,749        (4,743)
       Transfers in                                              2,017          664        34,141          7,011          6,984
---------------------------------------------------------------------------------------------------------------------------------

Total additions (deductions)                                   125,580      122,240       224,801         48,107         65,433

Deductions:
       Benefit payments                                        168,071      199,264       192,263         88,558         94,865
       Transfers out                                            18,942        8,050         2,093          3,425            706
---------------------------------------------------------------------------------------------------------------------------------

Total deductions                                               187,013      207,314       194,356         91,983         95,571
---------------------------------------------------------------------------------------------------------------------------------

Net additions (deductions)                                    (61,433)     (85,074)        30,445       (43,876)       (30,138)
---------------------------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits, September 30,
  1996                                                     $   371,834      275,488       442,430        141,842        125,589
=================================================================================================================================

==========================================================================================================================

                                                                              Supplemental Information by Fund
                                                                  --------------------------------------------------------

                                                                                 MHM         MEDIQ
                                                                  Stable       Common       Common     Loan
                                                                   Value        Stock        Stock     Fund       Total
-------------------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits, October 1, 1995           192,641      176,222     198,568    64,242    2,178,932

Additions:
       Employee contributions                                      53,481        9,382           -         -      392,422
       Employer contributions                                           -       67,316           -         -       67,316
       Investment income                                            7,552            -           -         -      117,489
       Net realized/unrealized gains (losses)                     (1,105)    (157,132)       3,445         -     (58,944)
       Transfers in                                                20,002           72           -    16,634       87,525
-------------------------------------------------------------------------------------------------------------------------

Total additions (deductions)                                       79,930     (80,362)       3,445    16,634      605,808

Deductions:
       Benefit payments                                           136,624       50,447      80,615         -    1,010,707
       Transfers out                                                2,153          160      29,695    22,301       87,525
-------------------------------------------------------------------------------------------------------------------------

Total deductions                                                  138,777       50,607     110,310    22,301    1,098,232
-------------------------------------------------------------------------------------------------------------------------

Net additions (deductions)                                       (58,847)    (130,969)   (106,865)   (5,667)    (492,424)
-------------------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits, September 30, 1996        133,794       45,253      91,703    58,575    1,686,508
=========================================================================================================================

See accompanying notes to financial statements.

MENTAL HEALTH MANAGEMENT, INC. EMPLOYEES' SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended September 30, 1995


=================================================================================================================================

                                                                              Supplemental Information by Fund
                                                          -----------------------------------------------------------------------
                                                             Large         Large         Small                       Intermediate
                                                           Cap. Value   Cap. Growth   Cap. Growth    International      Fixed
                                                             Equity       Equity         Equity         Equity          Income
---------------------------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits, October 1,
  1994                                                    $  394,731      326,340        305,840        184,491         176,251

Additions:
       Employee contributions                                 91,920       90,926         91,627         70,766          59,521
       Employer contributions                                      -            -              -              -               -
       Investment income                                      15,177        2,511          1,531          5,402          10,428
       Net realized/unrealized gains (losses)                 66,824       80,743        105,592          (807)           5,288
       Transfers in                                            6,038        5,118         20,291          4,479           5,295
---------------------------------------------------------------------------------------------------------------------------------

Total additions                                              179,959      179,298        219,041         79,840          80,532

Deductions:
       Benefit payments                                      122,620      129,311        112,339         77,058          83,613
       Transfers out                                          18,803       15,765            557          1,555          17,443
---------------------------------------------------------------------------------------------------------------------------------

Total deductions                                             141,423      145,076        112,896         78,613         101,056
---------------------------------------------------------------------------------------------------------------------------------

Net additions (deductions)                                    38,536       34,222        106,145          1,227        (20,524)
---------------------------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits, September 30,
  1995                                                    $  433,267      360,562        411,985        185,718         155,727
=================================================================================================================================

==================================================================================================================

                                                                         Supplemental Information by Fund
                                                               ---------------------------------------------------
                                                                           MHM       MEDIQ
                                                               Stable     Common    Common      Loan
                                                                Value     Stock      Stock      Fund      Total
------------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits, October 1, 1994        125,311   100,180    209,279    48,318    1,870,741

Additions:
       Employee contributions                                   49,381     6,841          -         -      460,982
       Employer contributions                                        -    80,757          -         -       80,757
       Investment income                                         7,070         -          -         -       42,119
       Net realized/unrealized gains (losses)                        -    35,036     62,402         -      355,078
       Transfers in                                              4,149        17          -    40,429       85,816
------------------------------------------------------------------------------------------------------------------

Total additions                                                 60,600   122,651     62,402    40,429    1,024,752

Deductions:
       Benefit payments                                        13,504)    46,541     72,767         -      630,745
       Transfers out                                             6,774        68        346    24,505       85,816
------------------------------------------------------------------------------------------------------------------

Total deductions                                               (6,730)    46,609     73,113    24,505      716,561
------------------------------------------------------------------------------------------------------------------

Net additions (deductions)                                      67,330    76,042   (10,711)    15,924      308,191
------------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits, September 30, 1995     192,641   176,222    198,568    64,242    2,178,932
==================================================================================================================

See accompanying notes to financial statements.

MENTAL HEALTH MANAGEMENT, INC. EMPLOYEES' SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended September 30, 1994

===============================================================================================================================

                                                                            Supplemental Information by Fund
                                                         ----------------------------------------------------------------------
                                                            Large         Large         Small                      Intermediate
                                                          Cap. Value   Cap. Growth   Cap. Growth   International      Fixed
                                                            Equity       Equity         Equity         Equity         Income
-------------------------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits, October 1,
  1993                                                   $  403,868      304,185       229,024         144,700       147,760

Additions:
       Employee contributions                               153,980      140,811       103,802          71,144        87,377
       Employer contributions                                     -            -             -               -             -
       Transfers in                                           1,441        2,588         5,848           2,400             -
-------------------------------------------------------------------------------------------------------------------------------

Total additions                                             155,421      143,399       109,650          73,544        87,377

Deductions:
       Benefit payments                                     161,934      115,897        28,815          43,877        45,766
       Net (appreciation) depreciation in asset value         (186)        4,004         3,807        (10,124)       (3,036)
       Transfers out                                          2,810        1,343           212               -        16,156
-------------------------------------------------------------------------------------------------------------------------------

Total deductions                                            164,558      121,244        32,834          33,753        58,886
-------------------------------------------------------------------------------------------------------------------------------

Net additions (deductions)                                  (9,137)       22,155        76,816          39,791        28,491
-------------------------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits, September 30,
  1994                                                   $  394,731      326,340       305,840         184,491       176,251
===============================================================================================================================

=====================================================================================================================

                                                                          Supplemental Information by Fund
                                                               ------------------------------------------------------
                                                                             MHM        MEDIQ
                                                                Stable      Common     Common     Loan
                                                                 Value      Stock       Stock     Fund        Total
---------------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits, October 1, 1993        126,590     197,053     284,938   44,653     1,882,771

Additions:
       Employee contributions                                   46,736      17,283           -        -       621,133
       Employer contributions                                        -      10,975           -        -        10,975
       Transfers in                                              4,131         448           -   27,255        44,111
---------------------------------------------------------------------------------------------------------------------

Total additions                                                 50,867      28,706           -   27,255       676,219

Deductions:
       Benefit payments                                         56,822      22,307      71,235        -       546,653
       Net (appreciation) depreciation in asset value          (4,676)     103,272       4,424        -        97,485
       Transfers out                                                 -           -           -   23,590        44,111
---------------------------------------------------------------------------------------------------------------------

Total deductions                                                52,146     125,579      75,659   23,590       688,249
---------------------------------------------------------------------------------------------------------------------

Net additions (deductions)                                     (1,279)    (96,873)    (75,659)    3,665      (12,030)
---------------------------------------------------------------------------------------------------------------------

Net assets available for plan benefits, September 30, 1994     125,311     100,180     209,279   48,318     1,870,741
=====================================================================================================================

See accompanying notes to financial statements.

MENTAL HEALTH MANAGEMENT, INC. EMPLOYEES' SAVINGS PLAN

Notes to Financial Statements

SEPTEMBER 30, 1996 AND 1995

(1)  DESCRIPTION OF THE PLAN

     The following description of the Mental Health Management, Inc. Employees' Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan provisions.

     GENERAL

     The effective date of the Plan was September 1, 1993. The Plan is a defined contribution plan. Employees are eligible to join the Plan upon completion of one year of service during which they have worked a minimum of 1,000 hours and are age 21 or older.

     CONTRIBUTIONS

     Participants may contribute to the Plan from 1 percent to 15 percent of their salaries to be invested, as they choose, in the various funds described in note 3. The Plan provides that MHM Services, Inc. (formerly Mental Health Management, Inc.) (the Company) will make a matching contribution equal to $.50 for each $1.00 contributed by a participant, not to exceed 3 percent of the participant's compensation. The Company's matching contribution is made in cash to be used to purchase shares of the common stock of the Company for the accounts of the participants.

     VESTING

     A participant's accrued benefit is at all times fully vested and nonforfeitable upon death, retirement, disability or termination of employment.

     PARTICIPANT LOANS

     Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan terms range from one to five years or up to ten years for the building, rehabilitation or purchase of a primary residence. The loans are secured by the balances in the participants' accounts and bear interest at a rate commensurate with local prevailing rates. Principal and interest are paid ratably through payroll deductions.

     PAYMENT OF BENEFITS

     Upon termination of service, participants may elect to receive a lump-sum payout of their accounts. If the account balance at termination exceeds $3,500, a participant may leave the money in the Plan after leaving the Company. Participants may also qualify for up to two hardship withdrawals per Plan year with respect to amounts attributable to basic contributions. In order to obtain a hardship withdrawal, participants must exhaust the possibility of all other withdrawals (other than hardship withdrawals) under the Plan. Upon receiving a hardship distribution, participants are suspended from making contributions to the Plan for one year.



                                                                (Continued)

MENTAL HEALTH MANAGEMENT, INC. EMPLOYEES' SAVINGS PLAN

Notes to Financial Statements


(1)  CONTINUED

     Distributions from the funds, with the exception of the MHM Services, Inc.
     (MHM) stock fund, are made in cash. Distributions from the MHM stock fund are in the form of the securities held; however, distributions of the Company's common stock shall be made in cash whenever the number of shares to be distributed is 100 or less.


(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The financial statements of the Plan are prepared under the accrual method of accounting.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     INVESTMENT VALUATION AND INCOME RECOGNITION

     The Plan's investments are stated at fair value which is determined by closing prices as of the last trading day of the Plan year. Purchases and sales of securities are recorded on a trade-date basis. Participant loans are valued at cost which approximates fair market value. Dividends and interest are recorded when earned.

     PAYMENT OF BENEFITS

     Benefits are recorded when paid.


(3)  INVESTMENT OPTIONS

     Contributions are invested in accordance with the written directions of the participants in one or more of the following funds:

     LARGE CAPITALIZATION VALUE EQUITY FUND

     The objective of this fund is to seek total return consisting of capital appreciation and dividend income by investing primarily in a diversified portfolio of highly liquid common stocks. The portfolio's assets will be invested primarily in common stocks of issuers with total market capitalization of $1 billion or greater at the time of purchase.



                                                                    (Continued)

MENTAL HEALTH MANAGEMENT, INC. EMPLOYEES' SAVINGS PLAN

Notes to Financial Statements


(3)  CONTINUED

     LARGE CAPITALIZATION GROWTH EQUITY FUND

     This fund seeks substantial capital appreciation over time by investing primarily in a diversified portfolio of common stocks, characterized by a growth of earnings at a rate faster than that of the S&P 500 index. The Portfolio's assets will be invested primarily in common stocks of issuers with total market capitalization of $1 billion or greater at the time of purchase.

     SMALL CAPITALIZATION GROWTH EQUITY FUND

     This fund seeks to achieve maximum long-term capital appreciation through investing primarily in the common stock of "emerging growth" companies (total market capitalization of $550 million or less).

     INTERNATIONAL EQUITY FUND

     This fund seeks to achieve long-term capital appreciation through investing primarily in equity securities of companies domiciled outside the United States.

     INTERMEDIATE FIXED INCOME FUND

     This fund seeks a high level of current income, with potential for some capital appreciation, while keeping risk at a minimum. The fund invests in high quality, intermediate-term fixed income securities.

     STABLE VALUE FUND

     This fund seeks to provide stable investment returns with a high degree of capital protection by investing primarily in contracts (GIC's and BIC's) that are guaranteed by high rated, major life insurance companies and banks, other GIC Collective Funds, and in cash equivalents.

     MHM SERVICES, INC. STOCK FUND

     Purchase of MHM common stock allows employees to invest in their Company stock over and above the matching contribution.



                                                                    (Continued)

MENTAL HEALTH MANAGEMENT, INC. EMPLOYEES' SAVINGS PLAN

Notes to Financial Statements


(3)  CONTINUED

     MEDIQ STOCK FUND

     In August of 1993, the company spun off from MEDIQ Incorporated and formed a separate entity. This fund contains the common stock of MEDIQ Incorporated.

     Investment in each of these funds (with the exception of the MHM Services, Inc. Stock Fund) represents 5 percent or more of the Plan's net assets available for plan benefits at September 30, 1996.

     Pursuant to the Plan, with the exception of the Company's matching contributions, the selection of investment options is the sole responsibility of each participant. Neither the trustees nor the Company have any responsibility to select investment options or to advise participants in selecting their investment options. Subject to the applicable provisions of law, each participant assumes all risks connected with any decrease in the market value of any securities in these funds, and distributions from such funds are the sole source of payments made under the Plan.


(4)  EXPENSES

     Brokerage commissions and other expenses incurred in connection with the purchase or sale of securities, are charged directly to the Plan. The Plan also pays certain administrative expenses that amounted to $13,865, $12,403 and $7,800 as of September 30, 1996, 1995 and 1994, respectively. Other costs and expenses of the Plan are paid for by the Company.


(5)  INVESTMENTS

     Investment income and net realized/unrealized gains (losses) are comprised of the following for the years ended September 30, 1996 and 1995 respectively:


                                                               1996                  1995
-------------------------------------------------------------------------------------------
Investment income:
    Dividends                                            $   31,011                29,012
    Capital gains distributions                              86,478                13,107
-------------------------------------------------------------------------------------------

                                                         $  117,489                42,119
===========================================================================================

Realized/unrealized gains (losses):
    Realized gains                                           68,174                10,761
    Unrealized gains (losses)                              (113,253)              356,720
    Administrative expenses                                 (13,865)              (12,403)
-------------------------------------------------------------------------------------------

                                                         $  (58,944)              355,078
===========================================================================================


                                                                    (Continued)

MENTAL HEALTH MANAGEMENT, INC. EMPLOYEES' SAVINGS PLAN

Notes to Financial Statements


(6)  DIFFERENCES BETWEEN IRS FORM 5500 AND AUDITED FINANCIAL STATEMENTS

     As promulgated by the 1997 AICPA Audit and Accounting Guide, Audits of Employee Benefit Plans, benefit claims payable to persons who have withdrawn from participating in a defined contribution plan are disclosed in the footnotes to the financial statements rather than on the statement of net assets available for plan benefits as a liability of the Plan. The benefits payable to persons who have withdrawn from participation is $44,662 and $43,355 as of September 30, 1996 and 1995, respectively. IRS Form 5500 requires the reporting of benefits payable as a liability to the Plan.


(7)  TAX STATUS

     The Plan has adopted a standardized 401(k) plan provided by Smith Barney Shearson. This standardized plan has received an opinion letter from the IRS dated August 2, 1993, which indicates that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income tax has been included in the Plan's financial statements.

     Employee salary reduction contributions to the Plan, subject to an annual limitation of 15 percent of annual compensation, are not subject to income tax until withdrawn from the Plan as permitted under Section 401(k) of the IRC. Additionally, employees are not subject to federal income tax on the employer's contributions to the Plan or income earned thereon until withdrawn from the Plan.

MENTAL HEALTH MANAGEMENT, INC. EMPLOYEES' SAVINGS PLAN

Item 27a - Schedule of Assets Held for Investment Purposes

September 30, 1996

-------------------------------------------------------------------------------------------------------------------

                                                                                                           Current
Issuer                 Shares or units     Description                                          Cost         value
-------------------------------------------------------------------------------------------------------------------

* Smith Barney             133,334         Stable Value Fund                             $   134,976       134,976
* Smith Barney             15,797          Intermediate Fixed Income Fund                    127,508       126,218
* Smith Barney             30,986          Large Capitalization Value Equity Fund            298,020       371,834
* Smith Barney             13,231          International Equity Fund                         135,191       141,842
* Smith Barney             19,552          Large Capitalization Growth Equity Fund           211,481       275,488
* Smith Barney             23,164          Small Capitalization Growth Equity Fund           343,823       442,430
MEDIQ, Inc.                15,610          MEDIQ Common Stock                                 63,413        91,709
* MHM Services, Inc.       47,159          MHM Common Stock                                  121,822        35,369
-------------------------------------------------------------------------------------------------------------------

                                           Total investments                             $ 1,436,234     1,619,866
-------------------------------------------------------------------------------------------------------------------

Plan                       58,575          Loan Fund (interest rates ranging from
                                           7% to 10%, maturing through 2000)             $    58,575        58,575
--------------------------------------------------------------------------------------------------------------------

* Party-in-interest

MENTAL HEALTH MANAGEMENT, INC. EMPLOYEES' SAVINGS PLAN

Item 27d - Schedule of Reportable Transactions

Year ended September 30, 1996

-------------------------------------------------------------------------------------------------------------------


                                                            Number of                   Sales                  Gain
                                           Number of        shares or            ----------------------------------
Description                               transactions        units               Cost       Proceeds          (Loss)
--------------------------------------------------------------------------------------------------------------------

Stable Value Fund                               102           93,612                   -            -             -

Stable Value Fund                                47          113,970             113,970      113,970             -

Intermediate Fixed Income Fund                  139            9,218                   -            -             -

Intermediate Fixed Income Fund                   53           12,342              99,700       99,612          (88)

Large Capitalization Value Equity Fund          117            8,338                   -            -             -

Large Capitalization Value Equity Fund           48           17,522             165,624      198,276        32,652

International Equity Fund                       118            5,010                   -            -             -

International Equity Fund                        42            9,313              94,859       97,993         3,134

Large Capitalization Growth Fund                128            7,854                   -            -             -

Large Capitalization Growth Fund                 53           16,574             176,733      218,273        41,540

Small Capitalization Growth Fund                115           12,115                   -            -             -

Small Capitalization Growth Fund                 57           11,497             168,582      198,803        30,221

Mediq Common Stock                               11           20,489              83,233      109,912        26,679

                                    Signature



Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             Mental Health Management, Inc.
                             Employees' Savings Plan



Date:                        By:
     ------------------         ------------------------------
                                Cleveland E. Slade
                                Vice President and
                                Chief Financial Officer
                                MHM Services, Inc.